September 19, 2011

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: China Green Creative, Inc.

To Whom It May Concern:

This law firm has represented China Green Creative, Inc. (the “Company”).  The Company has received your letters and correspondence and has been advised by our firm repeatedly to submit their comments to you immediately.  This letter is in response to your correspondence dated July 6, 2011, requesting certain revisions to the Form 10-K filed on April 15, 2011, and the Form 10-Q filed on May 23, 2011.  The Company has finally provided us with draft comments but they are still waiting on their accounting professional’s final approval on the responses. The company hopes to have these comments filed as soon as possible and has been advised that any delay may result in further action.

We apologize for the delay and would like to get this taken care of as quickly as possible.

Please direct any further correspondence to this firm at fax number (801) 355-5005 and phone number (801) 303-5730.

Very truly yours,

/s/Vincent & Rees, L.C.

Vincent & Rees, L.C.